Exhibit 99.2

Execution Version

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of February 20, 2024, is entered into by and among Manchester United plc, an exempted company with limited liability incorporated under the Companies Law (as amended) of the Cayman Islands (the “Company”), the other signatories to this Agreement whose names are on the signature pages hereto (collectively, the “Investors”), and all other Persons that, from time to time, hereafter become signatories hereto.

Pursuant to, and in consideration of the obligations of the Company and the Investors under that certain transaction agreement (the “Transaction Agreement”), dated as of December 24, 2023, by and among the Company, the holders of the Company’s Class B ordinary shares, par value $0.0005 per share (collectively, the “Class B Ordinary Shares”), identified therein and Trawlers Limited, a company limited by shares incorporated under the Isle of Man’s Companies Act 2006 with company number 021222V (“Trawlers”), which is an entity solely owned by Sir Jim Ratcliffe, the promises, mutual covenants and agreements hereinafter contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

SECTION 1.1.             Definitions. In addition to the definitions set forth above, the following terms, as used herein, have the following meanings:

“Affiliate” means, with respect to any specified Person, any Person that directly or through one or more intermediaries controls or is controlled by or is under common control with the specified Person. As used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise, and the possession, directly or indirectly, of 50% or more of the voting power of the equity issued by any Person shall be deemed to constitute such control; provided, that the Company and each of its subsidiaries shall be deemed not to be Affiliates of any Investor.

“Agreement” has the meaning set forth in the introductory paragraph hereof.

“Articles” means the amended and restated memorandum and articles of association of the Company, as amended and/or restated from time to time.

“Block Sale” means an Underwritten Public Offering not involving any “road show” or other substantial marketing efforts by the Underwriters, which is commonly known as a “block trade.”

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required by law to be closed in the City of New York.

“Class A Ordinary Shares” means the Class A ordinary shares of the Company, par value $0.0005 per share.

“Class B Ordinary Shares” has the meaning set forth in the introductory paragraph hereof.

“Closing Date” means the date of the Closing as defined in the Transaction Agreement.

“Company” has the meaning set forth in the introductory paragraph hereof; provided, that all references to the Company in this Agreement shall be deemed to include the Company, any corporate successor to the Company by way of conversion, the parent of the Company, or any of their respective subsidiaries, and, in such case, such other Person shall be deemed to have assumed the rights and obligations of the Company hereunder.

“Company Indemnitee” has the meaning set forth in SECTION 2.9.

“Damages” means, with respect to any Person, any actual losses, judgments, damages, fines, costs, taxes, penalties, fines or expenses (including interest, penalties, reasonable attorneys’ and other professionals’ fees and expenses, and court costs) against or affecting such Person.

“Demand Maximum Offering Size” has the meaning set forth in SECTION 2.1(a).

“Demand Notice” has the meaning set forth in SECTION 2.1(c).

“Demand Registration” has the meaning set forth in SECTION 2.1(a).

“Demand Registration Statement” has the meaning set forth in SECTION 2.1(b).

“Demand Request” has the meaning set forth in SECTION 2.1(a).

“Demand Suspension” has the meaning set forth in SECTION 2.1(f).

“Equity Securities” means ordinary shares, preferred shares or other equity securities of the Company, including any security, convertible security, exercisable warrant, option or other similar instrument conveying rights with respect to equity securities of the Company, including the Ordinary Shares.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

“Excluded Registration” means a registration under the Securities Act of securities registered on Form F-4 (or, if the Company does not then meet the requirements for use of such form, Form S-4) or Form S-8 or any successor forms.

“FINRA” means Financial Industry Regulatory Authority, Inc.

“Glazer Party” has the meaning set forth in the Articles.

“Glazer Parties’ Majority” has the meaning set forth in the Governance Agreement.

“Governance Agreement” means the governance agreement entered into between the Company, Trawlers, and the Sellers (as defined therein) on December 24, 2023 (as amended and/or restated from time to time).

“Holders” means the Investors and the other Persons that, from time to time, hereafter become parties to this Agreement pursuant to SECTION 3.5 and who, in each case, then hold Registrable Securities under this Agreement, and “Holder” means each of the Holders, individually.

“Indemnified Party” means, with respect to a Person, such Person and each shareholder, member, limited or general partner of such Person, each shareholder, member, limited or general partner of each such shareholder, member, limited or general partner, each of their respective Affiliates, officers, directors, shareholders, employees, advisors and agents and each Person who controls such Persons within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act.

“Indemnifying Party” means an Indemnifying Party as defined in SECTION 2.8.

“Inspectors” has the meaning set forth in SECTION 2.5(g).

“Investors” has the meaning set forth in the introductory paragraph hereof.

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of Registrable Securities.

“Non-Party Affiliates” has the meaning set forth in SECTION 3.13.

“Ordinary Shares” means, collectively, the Class A Ordinary Shares and Class B Ordinary Shares.

“Permitted Transferee” means (x) in the case of a Glazer Party, a Permitted Transferee of a Glazer Party, and (y) in the case of a Trawlers Party, a Permitted Transferee of a Trawlers Party.

“Permitted Transferee of a Glazer Party” has the meaning set forth in the Articles.

“Permitted Transferee of a Trawlers Party” has the meaning set forth in the Articles.

“Person” means any individual, partnership, corporation, company, association, trust, joint venture, limited liability company, unincorporated organization, entity or division, or any government, governmental department or agency or political subdivision thereof.

“Piggyback Maximum Offering Size” has the meaning set forth in SECTION 2.3(b).

“Piggyback Registration” has the meaning set forth in SECTION 2.3(a).

“Piggyback Notice” has the meaning set forth in SECTION 2.3(a).

“Piggyback Seller” has the meaning set forth in SECTION 2.3(a).

“Prospectus” means (i) the prospectus included in any registration statement, all amendments and supplements to such prospectus, including post-effective amendments and supplements, and all other material incorporated by reference in such prospectus, and (ii) any Issuer Free Writing Prospectus.

“Public Offering” means the offer and sale of Registrable Securities for cash pursuant to an effective registration statement under the Securities Act (other than a registration statement on Form F-4 (or, if the Company does not then meet the requirements for use of such form, Form S-4) or Form S-8 or any successor form).

“Records” has the meaning set forth in SECTION 2.5(g).

“Registrable Securities” means any Class A Ordinary Shares beneficially owned by or otherwise issuable to any Holder from time to time, including any Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares; and excluding, in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to SECTION 3.5. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (w) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (x) such securities shall have been sold to the public pursuant to Rule 144, (y) such securities shall have been repurchased by the Company or a subsidiary of the Company, or (z) both (1) such securities may be disposed of pursuant to Rule 144 in a single transaction without volume limitation or other restrictions on transfer thereunder and (2) the Holder of such Registrable Securities, with its Affiliates, beneficially owns less than 5% of the Class A Ordinary Shares. Notwithstanding anything to the contrary set forth herein, if a Holder and/or its Affiliates then hold Class B Ordinary Shares, then each Class B Ordinary Share will be deemed to have a value equal to the value of one Class A Ordinary Share for all purposes under this Agreement; provided, it is understood and agreed that under no circumstances will the Company be obligated to register any Class B Ordinary Shares.

“Registration Expenses” means any and all expenses incident to the performance of or compliance with this Agreement (including any registration or marketing of securities) including, but not limited to, all (i) registration and filing fees, and all other fees and expenses payable in connection with the listing of securities on any securities exchange or automated interdealer quotation system, (ii) fees and expenses of compliance with any securities or “blue sky” laws (including fees and disbursements of counsel in connection with “blue sky” qualifications of the securities registered), (iii) expenses in connection with the preparation, printing, mailing and delivery of any registration statements, Prospectuses and other documents in connection therewith and any amendments or supplements thereto, (iv) security engraving and printing expenses, (v) internal expenses of the Company (including all salaries and expenses of its officers and employees performing legal or accounting duties), (vi) fees and disbursements of counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company (including the expenses relating to any comfort letters or costs associated with the delivery by independent certified public accountants of any comfort letters to be provided pursuant to SECTION 2.5(h), (vii) fees and expenses of any special experts retained by the Company in connection with such registration, (viii) reasonable and documented fees and disbursements of one firm of legal counsel to represent all of the Holders participating in any such registration (which counsel shall be chosen by the Holders of a majority of the Registrable Securities included in the applicable offering), (viii) Securities Act liability insurance or similar insurance if the Company so desires or the Underwriters so require in accordance with then-customary underwriting practice, (ix) transfer agents’ and registrars’ fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with the offering, sale or delivery of the Registrable Securities, (x) expenses relating to any analyst or investor presentations or any “road shows” undertaken in connection with the registration, marketing or selling of the Registrable Securities, including travel expenses for representatives of the Company in connection therewith, and (xi) fees and expenses payable in connection with any ratings of the Registrable Securities, including expenses relating to any presentations to rating agencies. The Company shall not be required to pay any fees or disbursements to any Underwriters not customarily paid by the issuers of securities in an offering similar to the applicable offering, including underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of Registrable Securities.

“Relevant Agreements and Documents” has the meaning set forth in SECTION 3.10.

“Requesting Holders” has the meaning set forth in SECTION 2.1(a).

“Rule 144” means Rule 144 promulgated under the Securities Act, as amended from time to time, or any successor rule thereto that may be promulgated by the SEC.

“SEC” means the U.S. Securities and Exchange Commission or any successor agency having jurisdiction under the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Selling Shareholder Information” has the meaning set forth in SECTION 2.7(a).

“Shelf Maximum Offering Size” has the meaning set forth in SECTION 2.2(e).

“Shelf Registration Statement” has the meaning set forth in SECTION 2.2(a).

“Shelf Suspension” has the meaning set forth in SECTION 2.2(d).

“Shelf Takedown” has the meaning set forth in SECTION 2.2(c)(i).

“Shelf Takedown Offer Notice” has the meaning set forth in SECTION 2.2(c)(ii).

“Shelf Takedown Request” has the meaning set forth in SECTION 2.2(c)(i).

“Takedown Holder” has the meaning set forth in SECTION 2.2(c)(i).

“Transfer” means, with respect to any Registrable Security, any interest therein, or any other securities or equity interests relating thereto, a direct or indirect transfer, sale, exchange, assignment, pledge, hypothecation or other encumbrance or other disposition thereof, including the grant of an option or other right, whether directly or indirectly, whether voluntarily, involuntarily, by operation of law, pursuant to judicial process or otherwise. “Transferred” shall have a correlative meaning.

“Trawlers Parties’ Representative” has the meaning set forth in the Governance Agreement.

“Trawlers Party” has the meaning set forth in the Articles.

“Underwritten Public Offering” means an underwritten Public Offering, including any bought deal or Block Sale to a financial institution conducted as an underwritten Public Offering.

“Underwritten Shelf Takedown” means an Underwritten Public Offering pursuant to an effective Shelf Registration Statement.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal and not as part of such dealer’s market-making activities.

SECTION 1.2.             Other Definitional and Interpretative Matters. Unless otherwise expressly provided or the context otherwise requires, for purposes of this Agreement, the following rules of interpretation apply:

(a)           Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period is excluded. If the last day of such period is a non-Business Day, the period in question ends on the next succeeding Business Day.

(b)           Exhibits and Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof as if set forth in full in this Agreement and are an integral part of this Agreement.

(c)           Gender and Number. Unless the context otherwise requires, any reference in this Agreement to gender includes all genders, and words imparting the singular number only, include the plural and vice versa.

(d)           Headings. The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and do not alter the meaning of, or affect the construction or interpretation of, this Agreement.

(e)           Article, Section and Similar References. Unless the context otherwise requires, all references in this Agreement to any “Article,” “Section” or “Exhibit” are to the corresponding Article, Section or Exhibit of this Agreement.

(f)           Hereby and Similar Words. Unless the context otherwise requires, the words “hereby,” “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to the provision in which such words appear.

(g)           Including. The word “including,” or any variation thereof, means “including, without limitation” and does not limit any general statement that it follows to the specific or similar items or matters immediately following it.

(h)           Parties to this Agreement. Any reference in this Agreement to the “parties” to this Agreement means the signatories to this Agreement and their heirs, successors, legal representatives and permitted assigns, and does not include any third party.

ARTICLE II
REGISTRATION RIGHTS

The Company will perform and comply, and cause each of its subsidiaries to perform and comply, with such of the following provisions as are applicable to it and them. Each Holder will perform and comply with such of the following provisions as are applicable to such Holder.

SECTION 2.1.             Demand Registration.

(a)           Request for Demand Registration. Except as otherwise provided in this Agreement, and subject to the Governance Agreement, at any time and from time to time, any Holder or group of Holders (the “Requesting Holders”) may request in writing (such request, a “Demand Request”) that the Company effect the registration under the Securities Act of all or any portion of the Requesting Holders’ Registrable Securities (such registration, a “Demand Registration”). Each Demand Request shall specify (x) the kind and aggregate amount of Registrable Securities to be registered, and (y) the intended method or methods of disposition of the Registrable Securities, including pursuant to an Underwritten Public Offering.

(b)          Demand Registration Statement. Upon receipt of such Demand Request, if the Company has not already caused such Registrable Securities to be registered on a Shelf Registration Statement that the Company then has on file with, and which has been declared effective by, the SEC and that remains in effect and not subject to any stop order, injunction or other order or requirement of the SEC (in which event the Company shall be deemed to have satisfied its registration obligation under this SECTION 2.1), the Company shall as promptly as reasonably practicable file a registration statement (a “Demand Registration Statement”) with the SEC relating to such Demand Registration, and use commercially reasonable efforts to cause such Demand Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable. Notwithstanding anything to the contrary set forth herein, the Company shall not be obligated to effect a Demand Registration at any time there is an effective Shelf Registration Statement on file with the SEC pursuant to SECTION 2.2 that has registered the Registrable Securities subject to such Demand Request, or if a Piggyback Registration was effected or an Underwritten Shelf Takedown was consummated within the preceding ninety (90) days.

(c)           Demand Notice. Upon receipt of a Demand Request, if the Company is then obligated to effect a Demand Registration pursuant to SECTION 2.1(b), the Company shall give notice (a “Demand Notice”) of such Demand Registration within five (5) Business Days to all other Holders, which Demand Notice shall offer each such Holder the opportunity to include in the Demand Registration that number of Registrable Securities as each such Holder may request in writing. Subject to SECTION 2.1(g), the Company shall include in the Demand Registration all such Registrable Securities with respect to which the Company has received written requests for inclusion therein within three (3) Business Days after the date the Demand Notice was given; provided, that no Holder may participate in any Demand Registration pursuant to this SECTION 2.1 unless such Holder agrees to sell their Registrable Securities to the Underwriters (if any) selected as provided in SECTION 2.5(e) on the same terms and conditions as apply to the Requesting Holders.

(d)           Demand Withdrawal. At any time prior to the effective date of any Demand Registration Statement, any Requesting Holder may choose to withdraw from such Demand Registration all or any portion of its Registrable Securities included in such Demand Registration without liability to the Company or any of the other Holders of Registrable Securities registered thereunder by giving written notice to the Company revoking or reducing such participation. Upon receipt of a notice to such effect with respect to all of the Registrable Securities included in such Demand Registration by the Requesting Holder(s), the Company shall be entitled to cease all efforts to secure effectiveness of the applicable Demand Registration Statement.

(e)           Effective Registration. The Company shall use commercially reasonable efforts to cause the Demand Registration Statement to remain effective for not less than one hundred eighty (180) days (or such shorter period as will terminate when all Registrable Securities covered by such Demand Registration Statement have been sold or withdrawn), or, if such Demand Registration Statement relates to an Underwritten Public Offering, such longer period as in the opinion of counsel for the Underwriter or Underwriters a Prospectus is required by law to be delivered in connection with sales of Registrable Securities by an Underwriter or dealer.

(f)           Postponement or Suspension of Registration. The Company may, upon giving prompt written notice of such action to the Holders of Registrable Securities registered (or proposed to be registered) thereunder, defer the filing, effectiveness and/or continued use of a Demand Registration Statement (a “Demand Suspension”) required by this SECTION 2.1 for a period of up to ninety (90) days if (A) the Board of Directors determines in good faith that the offer or sale of any Registrable Securities would materially impede, delay or interfere with any proposed or planned material financing, material acquisition, corporate reorganization, offer or sale of securities or other similar material transaction involving the Company or any of its subsidiaries, or (B) (i) upon advice of counsel for the Company, the sale of Registrable Securities pursuant to the Demand Registration would require disclosure of non-public material information not otherwise required to be disclosed under applicable law, and (ii) either (x) the Company has a bona fide business purpose for preserving the confidentiality of such transaction or (y) disclosure of such non-public material information would have a material adverse effect on the Company or the Company’s ability to consummate such transaction. In the case of a Demand Suspension, the Holders agree to suspend use of the applicable Prospectus in connection with any sale or purchase, or offer to sell or purchase, Registrable Securities, upon receipt of the notice referred to above; provided, that the Company may defer the filing or effectiveness, or suspend the continued use of, a particular Demand Registration Statement pursuant to this SECTION 2.1(f) no more than twice in any twelve (12) month period, and for no more than ninety (90) days in the aggregate during any twelve (12) month period. The Company shall promptly notify the Holders of Registrable Securities registered (or proposed to be registered) pursuant to the applicable Demand Registration Statement in writing upon the termination of any Demand Suspension, and shall, as promptly as reasonably practicable, amend or supplement the Prospectus, if necessary, so it does not contain any untrue statement or omission.

(g)          Priority of Securities Registered Pursuant to Demand Registrations. If the managing Underwriter of a proposed Underwritten Public Offering of Registrable Securities included or proposed to be included in a Demand Registration advises the Company that, in its view, the number of Registrable Securities proposed to be included in such Demand Registration exceeds the largest number of Registrable Securities that can be sold without having an adverse effect on such offering, including the timing, distribution method or probability of success of such offering and the price at which such Registrable Securities can be sold (the “Demand Maximum Offering Size”), the Company shall include in such proposed Demand Registration, in the priority listed below (unless otherwise required by the managing Underwriter), a number of Registrable Securities up to the Demand Maximum Offering Size:

(i)	first, all Registrable Securities requested to be registered or sold by the Holders, which, in the opinion of the managing Underwriter, can be registered or sold without having the adverse effect described above (allocated, if necessary for the offering not to exceed the Demand Maximum Offering Size, pro rata among such Holders on the basis of the relative number of Registrable Securities requested by each to be included in such registration); and

(ii)	second, other securities requested to be included in such registration, which, in the opinion of the managing Underwriter, can be registered or sold without having the adverse effect described above.

SECTION 2.2.             Shelf Registrations.

(a)           Shelf Registration Statement. Subject to the Governance Agreement, at any time, and from time to time, the Requesting Holders may request in writing that the Company submit to or file with the SEC as promptly as reasonably practicable a registration statement on Form F-3 (or if Form F-3 is not available to the Company, Form F-1 or such other form of registration statement as is then available to effect a registration under the Securities Act), permitting the offer and resale of Registrable Securities from time to time under Rule 415 under the Securities Act (the “Shelf Registration Statement”), in accordance with the plan of distribution set forth in the related Prospectus to be approved by the Holders; provided, that the Company has not already caused such Registrable Securities to be registered on a Shelf Registration Statement that the Company then has on file with, and which has been declared effective by, the SEC and that remains in effect and not subject to any stop order, injunction or other order or requirement of the SEC. Unless such Shelf Registration Statement is an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act), the Company shall use its commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof.

(b)           Shelf Period. The Company will use commercially reasonable efforts, consistent with the terms of this Agreement, to keep the Shelf Registration continuously effective under the Securities Act in order to permit the relevant Prospectus forming part of the Shelf Registration Statement to be usable by the relevant Holders until the earlier of: (i) the date as of which all Registrable Securities have been sold pursuant to the Shelf Registration Statement or another registration statement filed under the Securities Act (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder); and (ii) the date as of which no Holder holds Registrable Securities. To the extent the Company is eligible under the relevant provisions of Rule 430B under the Securities Act, if the Company files any Shelf Registration, the Company may include in such Shelf Registration such disclosures as may be required by Rule 430B under the Securities Act (referring to the unnamed selling security holders in a generic manner by identifying the initial offering of the securities to the Holders) in order to ensure that the Holders may be added to such Shelf Registration at a later time through the filing of a prospectus supplement rather than a post-effective amendment.

(c)           Shelf Takedowns.

(i)	Shelf Takedown Request. At any time and from time to time after the effectiveness of the Shelf Registration Statement, and subject to the Governance Agreement, any Holder or group of Holders, as the case may be (each, in such case, a “Takedown Holder”) with Registrable Securities included on such Shelf Registration Statement may request to sell all or any portion of its Registrable Securities included thereon in a Public Offering, including an Underwritten Shelf Takedown, that is registered pursuant to such Shelf Registration Statement (a “Shelf Takedown”). Any requests for a Shelf Takedown pursuant to this SECTION 2.2(c)(i) shall be made by giving prior written notice to the Company (a “Shelf Takedown Request”). The Shelf Takedown Request shall specify the approximate number of Registrable Securities to be sold in the Shelf Takedown. In connection with any proposed Shelf Takedown, each Holder agrees, in an effort to conduct any such Shelf Takedown in the most efficient and organized manner, to coordinate with any other Takedown Holder(s) prior to initiating any sales efforts and cooperate with the other Takedown Holder(s) as to the terms of such Shelf Takedown, including the aggregate amount of securities to be sold and the number of Registrable Securities to be sold by each Holder. Notwithstanding anything to the contrary set forth herein, the Company shall be obligated to effect only one Underwritten Shelf Takedown within any ninety (90)-day period.

(ii)	Shelf Takedown Offer Notice. Promptly upon receipt of a Shelf Takedown Request for any Underwritten Shelf Takedown, if the Company is then obligated to effect such Underwritten Shelf Takedown pursuant to SECTION 2.2(c)(i), the Company shall give written notice of the requested Shelf Takedown (the “Shelf Takedown Offer Notice”) to all other Holders with Registrable Securities included on such Shelf Registration Statement (which shall include all applicable Holders in the case of a Shelf Registration that refers to unnamed selling securityholders in a generic manner) and, subject to the provisions of SECTION 2.2(e) hereof, shall include in the Shelf Takedown all Registrable Securities with respect to which the Company has received written requests for inclusion therein within three (3) Business Days after the date the Shelf Takedown Offer Notice is given. The request of any Holder (including any Takedown Holder) to participate in an Underwritten Shelf Takedown shall be binding on such Holder. The Company shall, as promptly as reasonably practicable (and in any event within ten (10) Business Days after the receipt of a Shelf Takedown Request, unless a longer period is agreed to by the Takedown Holders representing a majority of the Registrable Securities that made the Shelf Takedown Request), use its commercially reasonable efforts to facilitate such Shelf Takedown. Each Holder agrees that such Holder shall treat as confidential the receipt of the Shelf Takedown Request and shall not disclose or use the information contained in such Shelf Takedown Request without the prior written consent of the Company or until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the Holder in breach of the terms of this Agreement. Notwithstanding the foregoing, if such Shelf Takedown involves an Underwritten Public Offering, no Holder may participate in any Shelf Takedown pursuant to this SECTION 2.2(c) unless such Holder agrees to sell their Registrable Securities to the Underwriters (if any) selected as provided in SECTION 2.5(e) on the same terms and conditions as apply to the Takedown Holders.

(iii)	Block Sales. Notwithstanding the foregoing, but subject to the Governance Agreement, if any Takedown Holder(s) whose Registrable Securities are included in the Shelf Registration Statement wish to engage in a Block Sale then notwithstanding the foregoing time periods, such Takedown Holder(s) shall notify the Company and the other Holders of the Block Sale two (2) full Business Days prior to the day such offering is to commence, and such other Holders must elect whether or not to participate by the next Business Day (i.e., one (1) Business Day prior to the day such offering is to commence), and the Company shall as promptly as reasonably practicable use its commercially reasonable efforts to facilitate such offering (which may close as early as two (2) Business Days after the date it commences); provided, that Takedown Holders representing a majority of the Registrable Securities wishing to engage in the Block Sale shall use commercially reasonable efforts to work with the Company and the Underwriters prior to making such request in order to facilitate preparation of the registration statement, Prospectus and other offering documentation related to the Block Sale.

(d)           Postponement or Suspension of Registration. The Company may, upon giving prompt written notice of such action to the Holders of Registrable Securities registered (or proposed to be registered) thereunder, defer or suspend the continued use of a Shelf Registration Statement (a “Shelf Suspension”) for a period of up to ninety (90) days if (A) the Board of Directors determines in good faith that the offer or sale of any Registrable Securities would materially impede, delay or interfere with any proposed or planned material financing, material acquisition, corporate reorganization, offer or sale of securities or other similar material transaction involving the Company or any of its subsidiaries, or (B) (i) upon advice of counsel for the Company, the sale of Registrable Securities pursuant to the Shelf Takedown Request would require disclosure of non-public material information not otherwise required to be disclosed under applicable law, and (ii) either (x) the Company has a bona fide business purpose for preserving the confidentiality of such transaction or (y) disclosure of such non-public material information would have a material adverse effect on the Company or the Company’s ability to consummate such transaction. In the case of a Shelf Suspension, the Holders agree to suspend use of the applicable Prospectus in connection with any sale or purchase, or offer to sell or purchase, Registrable Securities, upon receipt of the notice referred to above; provided, that the Company may defer or suspend the continued use of a particular Shelf Registration Statement pursuant to this SECTION 2.2(d) no more than twice in any twelve (12) month period, and for no more than ninety (90) days in the aggregate during any twelve (12) month period. The Company shall promptly notify the Holders of Registrable Securities registered (or proposed to be registered) pursuant to the applicable Shelf Registration Statement in writing upon the termination of any Shelf Suspension, and shall, as promptly as reasonably practicable, amend or supplement the Prospectus, if necessary, so it does not contain any untrue statement or omission.

(e)           Priority of Securities Sold Pursuant to Shelf Takedowns. If the managing Underwriter of a proposed Underwritten Shelf Takedown pursuant to SECTION 2.2(c) advises the Company that, in its view, the number of Registrable Securities proposed to be included in such Underwritten Shelf Takedown exceeds the largest number of Registrable Securities that can be sold without having an adverse effect on such offering, including the timing, distribution method or probability of success of such offering and the price at which such Registrable Securities can be sold (the “Shelf Maximum Offering Size”), the Company shall include in such Underwritten Shelf Takedown, in the priority listed below (unless otherwise required by the managing Underwriter), a number of Registrable Securities up to the Shelf Maximum Offering Size:

(i)	first, all Registrable Securities requested to be registered or sold by the Holders, which, in the opinion of the managing Underwriter, can be registered or sold without having the adverse effect described above (allocated, if necessary for the offering not to exceed the Shelf Maximum Offering Size, pro rata among such Holders on the basis of the relative number of Registrable Securities requested by each to be included in such registration); and

(ii)	second, other securities requested to be included in such registration, which, in the opinion of the managing Underwriter, can be registered or sold without having the adverse effect described above.

(f)           The provisions of this SECTION 2.2 shall be applicable to each takedown from a Shelf Registration Statement initiated under this SECTION 2.2.

SECTION 2.3.             Piggyback Registrations.

(a)           Participation. If the Company proposes to register any Equity Securities (other than pursuant to an Excluded Registration) under the Securities Act (whether for itself or otherwise in connection with a sale of securities by another Person, other than a Demand Registration (which shall be governed by the provisions of SECTION 2.1) or a Shelf Takedown (which shall be governed by the provisions of SECTION 2.2(c)), the Company at each such time shall as promptly as reasonably practicable (but in no event less than ten (10) Business Days prior to the proposed date of filing of such registration statement), give written notice (a “Piggyback Notice”) of such proposed filing to all Holders, and such Piggyback Notice shall offer the Holders the opportunity to register under such registration statement such number of Registrable Securities as each such Holder may request in writing (a “Piggyback Registration”), subject to the restrictions set forth herein. Such Piggyback Notice shall specify, at a minimum, the number of securities proposed to be registered or offered, the proposed date of filing of such registration statement with the SEC or pricing of such offering, the proposed means of distribution, the proposed managing underwriter or underwriters (if any and if known) and a reasonable estimate by the Company of the proposed minimum offering price of such Equity Securities. Upon the request of any such Holder (a “Piggyback Seller”) made within five (5) Business Days after the receipt of a Piggyback Notice from the Company (which request shall be made subject to the Governance Agreement and shall specify the number of Registrable Securities intended to be registered by such Holder), the Company shall use commercially reasonable efforts to include in such registration statement all such Registrable Securities that are requested to be included therein (subject to SECTION 2.3(b) below). Notwithstanding the foregoing, if a Piggyback Registration involves a Public Offering, no Holder may participate in such Piggyback Registration unless such Holder agrees to sell their Registrable Securities to the Underwriters (if any) selected as provided in SECTION 2.5(e) on the terms and subject to the conditions set forth in the underwriting agreement negotiated between the Company, any such other Person on behalf of which securities are being registered (if applicable), and the Underwriters.

(b)           Priority of Piggyback Registration. If a Piggyback Registration involves an Underwritten Public Offering, and the managing Underwriter of any proposed offering of securities proposed to be included in a Piggyback Registration advises the Company that, in its view, the number of securities proposed to be included in such offering exceeds the largest number of securities that can be sold without having an adverse effect on such offering, including the timing, distribution method or probability of success of such offering and the price at which such securities can be sold (the “Piggyback Maximum Offering Size”), the Company shall include in such Piggyback Registration, in the priority listed below (unless otherwise required by the managing Underwriter), a number of securities up to the Piggyback Maximum Offering Size:

(i)	if the Piggyback Registration relates to an offering for the Company’s own account, then

(1)	first, all securities proposed to be registered or sold by the Company;

(2)	second, all Registrable Securities requested to be registered or sold by the Holders, which, in the opinion of the managing Underwriter, can be registered or sold without having the adverse effect described above (allocated, if necessary for the offering not to exceed the Piggyback Maximum Offering Size, pro rata among such Holders on the basis of the relative number of Registrable Securities requested by each to be included in such registration); and

(3)	third, other securities requested to be included in such registration, which, in the opinion of the managing Underwriter, can be registered or sold without having the adverse effect described above; or

(iii)	if the Piggyback Registration relates to an offering other than for the Company’s own account, then

(1)	first, all securities proposed to be registered or sold by any holder of securities with a contractual right to include such securities in such registration statement prior to any Holder;

(2)	second, all Registrable Securities requested to be registered or sold by the Holders, which, in the opinion of the managing Underwriter, can be registered or sold without having the adverse effect described above (allocated, if necessary for the offering not to exceed the Piggyback Maximum Offering Size, pro rata among such Holders on the basis of the relative number of Registrable Securities requested by each to be included in such registration); and

(3)	third, other securities requested to be included in such registration, which, in the opinion of the managing Underwriter, can be registered or sold without having the adverse effect described above.

(c)           Piggyback Suspension or Withdrawals. If at any time after giving a Piggyback Notice and prior to the effective date of the registration statement filed in connection with such Piggyback Registration, the Company determines for any reason not to register, or to delay registration of, such securities, the Company shall give written notice of such determination to each Holder that gave notice to the Company of its intention to have Registrable Securities included therein in accordance with SECTION 2.3(a) and, thereupon, (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of any Holders entitled to request that a registration or sale be effected as a Demand Registration under SECTION 2.1 or an Underwritten Shelf Takedown under SECTION 2.2, as the case may be, and (ii) in the case of a determination to delay registration, in the absence of a request for a Demand Registration or an Underwritten Shelf Takedown, as the case may be, shall also be permitted to delay registering any Registrable Securities.

SECTION 2.4.             Lock-Up Agreements. In connection with each registration or sale of Registrable Securities pursuant to SECTION 2.1, SECTION 2.2 or SECTION 2.3 conducted as an Underwritten Public Offering, each Holder agrees, if requested, to become bound by and to execute and deliver a lock-up agreement with the managing Underwriter(s) of such Public Offering restricting such Holder’s right to, among other things and subject to the particular terms and conditions set forth in such lock-up agreement, (a) Transfer, directly or indirectly, any Equity Securities of the Company held by such Holder or (b) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of such securities during the period commencing on the date of the final Prospectus relating to such Public Offering and ending on the date specified by the Underwriters (such period not to exceed ninety (90) days); provided, that in no event shall the Holders be obligated to enter into any such lock-up agreement that is any more restrictive than such agreements agreed to by the other shareholders of the Company participating in such offering; provided, further, that no such shareholder shall be released from any lock-up agreement unless the Holders are similarly released. The terms of such lock-up agreements shall be negotiated among the participating Holders, the Company and the Underwriters and shall include customary carve-outs from the restrictions on Transfer set forth therein.

SECTION 2.5.             Registration Procedures. Whenever any Holders request that any Registrable Securities be registered pursuant to SECTION 2.1, SECTION 2.2 or SECTION 2.3, subject to the respective provisions of such Sections, the Company shall use its commercially reasonable efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof as promptly as reasonably practicable, and, in connection with any such request:

(a)           As promptly as reasonably practicable, prepare the required registration statement, including all exhibits and financial statements required under the Securities Act to be filed therewith and the Prospectus, and prior to filing a registration statement or Prospectus, the Company shall furnish to each participating Holder and each Underwriter, if any, of the Registrable Securities covered by such registration statement or Prospectus, copies of the registration statement or Prospectus and all other documents proposed to be filed, which documents will be subject to the review and comment of such participating Holder and its counsel prior to filing, such review to be conducted promptly, and such other documents as such Holder or Underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holder.

(b)           After the filing of the registration statement, the Company shall (i) promptly notify each Holder holding Registrable Securities covered by such registration statement of (A) the time when such registration statement has been declared effective or a supplement or amendment to any Prospectus forming a part of such registration statement has been filed, (B) any written comments by the SEC, or any request by the SEC or other federal or state governmental authority for amendments or supplements to such registration statement or such Prospectus, or for additional information (whether before or after the effective date of the registration statement) or any other correspondence with the SEC, FINRA, any stock exchange or other self-regulatory organization relating to, or which may affect, the registration, and a reasonable time prior to furnishing or filing any response to such correspondence to the SEC, FINRA, stock exchange or self-regulatory organization, furnish drafts of such correspondence to such Holder and their counsel for their reasonable review and comment, such review and comment to be conducted promptly, (C) any stop order issued or threatened by the SEC or any state securities commission and take all commercially reasonable actions required to prevent the entry of such stop order or to remove it if entered, and (D) the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (ii) prepare and file with the SEC such amendments and post-effective amendments to such registration statement and supplements to the Prospectus as may be necessary to keep such registration statement effective for the period of time required by this Agreement, and shall incorporate such information as the managing Underwriter or Underwriters and each of the participating Holders mutually agree should be included therein relating to the plan of distribution; and (iii) comply with provisions of the applicable securities laws with respect to the sale or other disposition of all securities covered by such registration statement during such period in accordance with the intended method or methods of disposition by the sellers thereof set forth in such registration statement.

(c)           The Company shall use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by such registration statement under such other securities or “blue sky” laws of such jurisdictions in the United States as any Holder holding such Registrable Securities reasonably (in light of such Holder’s intended plan of distribution) requests, and (ii) cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable the registration and sale of the Registrable Securities; provided, that the Company shall not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this SECTION 2.5(c), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction.

(d)           The Company shall promptly notify each Holder holding Registrable Securities covered by such registration statement, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of an event requiring the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and prepare and make available to each such Holder and file with the SEC any such supplement or amendment as promptly as reasonably practicable. Each Holder agrees that, at any time that such Holder is participating in a disposition pursuant to a registration statement filed (or to be filed) by the Company pursuant to this Agreement, upon receipt of any written notice from the Company of the occurrence of any event requiring the preparation of a supplement or amendment to a Prospectus pursuant to the first sentence of this SECTION 2.5(d), such Holder shall forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Holder’s receipt of the copies of a supplemented or amended Prospectus, and, if so directed by the Company, such Holder shall deliver to the Company all copies, other than any permanent file copies then in such Holder’s possession, of the most recent Prospectus covering such Registrable Securities at the time of receipt of such notice.

(e)           In the case of an Underwritten Public Offering under SECTION 2.1 or SECTION 2.2, the managing Underwriter or Underwriters to administer the offering shall be determined by the Holders of a majority of the Registrable Securities to be included in such offering; provided, that such Underwriter or Underwriters shall be reasonably acceptable to the Company; provided, further, that, in connection with an Underwritten Public Offering under SECTION 2.1, the Requesting Holder(s) may delegate its or their rights under this SECTION 2.5(e) to the Board of Directors. In the case of an Underwritten Public Offering under SECTION 2.3, the managing Underwriter or Underwriters to administer the offering shall be determined by the Board of Directors.

(f)           In connection with an Underwritten Public Offering, the Company shall enter into customary agreements (including an underwriting agreement in customary form), and take all such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities in any such Underwritten Public Offering, including the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with FINRA. The Company shall make such representations and warranties to the holders of Registrable Securities being registered, and the Underwriters or agents, if any, in form, substance and scope as are customarily made by issuers in secondary underwritten public offerings and take any other actions as the Holders of a majority of the Registrable Securities being registered, or the managing Underwriter or Underwriters, if any, reasonably request in order to expedite or facilitate the registration and disposition of such Registrable Securities. Each Holder participating in such underwriting shall also enter into such agreement. In the event an Underwritten Public Offering is not consummated because any condition to the obligations under any related written agreement with such Underwriters is not met or waived, and such failure to be met or waived is not attributable to the fault of any Holder, such Underwritten Public Offering will not count for purposes of determining when future Demand Registrations or Shelf Takedowns may be requested by such Holder hereunder.

(g)           Upon execution of confidentiality agreements in form and substance reasonably satisfactory to the Company, and upon reasonable notice at reasonable times and for reasonable periods, the Company shall make available for inspection by any Holder and any Underwriter, in each case, participating in any disposition pursuant to a registration statement filed (or to be filed) by the Company pursuant to this Agreement and any attorney, accountant or other professional retained by any such Holder or Underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties (collectively, the “Records”) of the Company as shall be reasonably necessary or desirable to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any Inspectors in connection with such registration statement. Records that the Company determines, in good faith, to be confidential and that it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the disclosure of such Records is necessary to avoid or correct a material misstatement or omission in such registration statement or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction or is otherwise required by law. Each Holder agrees that at the time that such Holder is participating in any disposition pursuant to a registration statement filed (or to be filed) by the Company pursuant to this Agreement, information obtained by it as a result of such inspections shall be deemed confidential and shall not be used by it or its Affiliates as the basis for any market transactions in equity securities unless and until such information is made generally available to the public, and further agrees that, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, it shall give notice to the Company and allow the Company at its expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential.

(h)           The Company shall cause to be furnished to each Holder and each Underwriter, if any, in each case, participating in any disposition pursuant to a registration statement filed (or to be filed) by the Company pursuant to this Agreement a signed counterpart, addressed to such Holder or Underwriter, of (i) an opinion or opinions and negative assurance letter of counsel to the Company and (ii) a comfort letter or comfort letters from the Company’s independent public accountants, each in customary form and covering such matters of the kind customarily covered by opinions or comfort letters, as the case may be, as such Holders holding a majority of such Registrable Securities in the applicable registration or the managing Underwriter therefor reasonably requests; provided, that if the Company fails to obtain such opinion(s), negative assurance letter or comfort letter and the relevant offering is abandoned, then such offering will not count as a Demand Registration or Shelf Takedown for purposes of determining when future Demand Registrations or Shelf Takedowns may be requested by Holders hereunder.

(i)           The Company shall otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement or such other document that shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder. The Company shall cooperate with each seller of Registrable Securities and each Underwriter, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings to be made with FINRA.

(j)           The Company may require each such Holder participating in any disposition pursuant to a registration statement filed (or to be filed) by the Company pursuant to this Agreement, by written notice given to each such Holder not less than ten (10) days prior to the filing date of such registration statement, to promptly, and in any event within seven (7) days after receipt of such notice, furnish in writing to the Company such information regarding the distribution of the Registrable Securities as the Company may from time to time reasonably request and such other information as may be legally required in connection with such registration. Each Holder of Registrable Securities agrees to furnish such information to the Company and cooperate with the Company as reasonably necessary to enable the Company to comply with the provisions of this Agreement.

(k)           The Company shall use its commercially reasonable efforts to list all Registrable Securities covered by such registration statement on any securities exchange or quotation system on which any of the Registrable Securities are then listed or traded and if none of the Registrable Securities are so listed, on any securities exchange or quotation system on which similar securities issued by the Company are then listed, and if no such similar securities are listed, on any national securities exchange.

(l)           The Company shall have its appropriate officers (i) prepare and make presentations at any “road shows” and before analysts and rating agencies, as the case may be, (ii) take other reasonable actions to obtain ratings for any Registrable Securities and (iii) otherwise use their commercially reasonable efforts to cooperate as requested by the Underwriters in the offering, marketing or selling of the Registrable Securities.

(m)           In the case of a Block Sale or other Underwritten Public Offering, the Company shall use commercially reasonable efforts to cause each director and executive officer of the Company to enter into customary lock-up agreements if so required by the managing Underwriter in accordance with customary underwriting practice; provided, that the lock-up period set forth in any such agreement shall not exceed ninety (90) days.

(n)           (A) The Company shall as promptly as reasonably practicable and within the deadlines specified by the Securities Act, use commercially reasonable efforts to make all required filings of all Prospectuses with the SEC and (B) within the deadlines specified by the Exchange Act, use commercially reasonable efforts to make all filings of materials required by the Exchange Act.

(o)           The Company shall as promptly as reasonably practicable and within the deadlines specified by the Securities Act, make all required filing fee payments in respect of any registration statement or Prospectus used under this Agreement (and any offering covered thereby).

(p)           Notwithstanding anything in this Agreement, none of the provisions of this Agreement shall in any way limit a Holder or any of its Affiliates from engaging in any brokerage, investment advisory, financial advisory, anti-raid advisory, merger advisory, financing asset management, trading, market making, arbitrage, investment activity and other similar activities conducted in the ordinary course of such Holder’s or its Affiliate’s business.

(q)           The Company shall take all such other commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the disposition of such Registrable Securities in accordance with the terms of this Agreement.

(r)           The Company shall not, without the prior written consent of the Trawlers Parties’ Representative and the Glazer Parties’ Majority, issue, grant or permit any Person to have or benefit from any registration right which is in conflict or inconsistent with, or superior to or more advantageous, than any registration right granted or permitted under this Agreement, including, but not limited to, registration rights that would reduce the number of securities a Holder may include in any registration or registration rights that would allow any other Person to demand registration of their securities without providing the Holders piggyback rights.

SECTION 2.6.             Registration Expenses. The Company shall be liable for and pay all Registration Expenses in connection with each registration or offering of Registrable Securities pursuant to ARTICLE II, regardless of whether or not such registration or offering, as applicable, is effected.

SECTION 2.7.             Indemnification.

(a)           Indemnification by the Company. The Company shall indemnify and hold harmless each Holder and its Indemnified Parties from and against any and all Damages caused by or relating to (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement or Prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in light of the circumstances under which they were made) not misleading, or (iii) any violation or alleged violation by the Company or any of its subsidiaries of the Securities Act, Exchange Act or any other federal, state, foreign or common law rule or regulation applicable to the Company or any of its subsidiaries and relating to action or inaction in connection with the matters contemplated by this Agreement, except insofar as such Damages are caused by or related to any such untrue statement or omission or alleged untrue statement or omission so made in reliance upon and in conformity with information furnished in writing to the Company by such Holder or on such Holder’s behalf expressly for use therein (such information, “Selling Shareholder Information”); provided, that, with respect to any untrue statement or omission or alleged untrue statement or omission made in any Prospectus, the indemnity agreement contained in this paragraph shall not apply to the extent that any Damages result from the fact that a current copy of the Prospectus was not sent or given to the Person asserting any such Damages at or prior to the written confirmation of the sale of the Registrable Securities concerned to such Person if it is determined that the Company has provided such Prospectus to such Holder and it was the responsibility of such Holder to provide such Person with a current copy of the Prospectus and such current copy of the Prospectus would have cured the defect giving rise to such Damages. This indemnity shall be in addition to any liability the Company may otherwise have. This indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any Holder or any Indemnified Party and shall survive any Transfer of securities by any Holder and regardless of any indemnity agreed to in any underwriting agreement that is less favorable to any Holder.

(b)           Indemnification by the Participating Holders. Each Holder, at the time that such Holder holds Registrable Securities included in any registration statement, agrees, severally but not jointly, to indemnify and hold harmless from and against all Damages the Company and its Indemnified Parties resulting from (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement or Prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in light of the circumstances under which they were made) not misleading, in each case to the extent, but only to the extent, that such untrue statement or omission is contained in such participating Holder’s Selling Shareholder Information, and (iii) to the extent that any Damages result from the fact that a current copy of the Prospectus was not sent or given to the Person asserting any such Damages at or prior to the written confirmation of the sale of the Registrable Securities concerned to such Person if it is determined that it was the responsibility of such Holder to provide such Person with a current copy of the Prospectus and such current copy of the Prospectus was available to such Holder and would have cured the defect giving rise to such Damages. As a condition to including Registrable Securities in any registration statement filed in accordance with ARTICLE II, the Company may require that it shall have received an undertaking reasonably satisfactory to it from any Underwriter to indemnify and hold it harmless to the extent customarily provided by Underwriters with respect to similar securities. No Holder shall be liable under this SECTION 2.7(b) for any Damages in excess of the net proceeds (including net of any underwriting discounts and commissions but before expenses) realized by such Holder in the sale of Registrable Securities of such Holder to which such Damages relate, less any amounts paid by such Holder pursuant to SECTION 2.10 and any amounts paid by such Holder to the Company as a result of liabilities incurred under any underwriting agreement related to a sale.

SECTION 2.8.             Indemnification Procedures. If any proceeding (including any governmental investigation) shall be instituted involving any Indemnified Party in respect of which indemnity may be sought pursuant to ARTICLE II, such Indemnified Party shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing and the Indemnifying Party shall assume the defense thereof, including the retention of counsel reasonably satisfactory to such Indemnified Party, and shall assume the payment of all fees and expenses, provided that the failure of any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure to notify. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) in the reasonable judgment of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that, in connection with any proceeding or related proceedings in the same jurisdiction, the Indemnifying Party shall not be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all such Indemnified Parties, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Indemnified Parties, such firm shall be designated in writing by the Indemnified Parties. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent. If any proceeding is settled with the consent of the Indemnifying Party, or if there is a final judgment for the plaintiff, the Indemnifying Party shall indemnify and hold harmless such Indemnified Parties from and against any Damages (to the extent stated above) by reason of such settlement or judgment. Without the prior written consent of the Indemnified Party, no Indemnifying Party shall effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such proceeding and does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

SECTION 2.9.             Indemnification Priority. The Company hereby acknowledges and agrees that any of the Persons entitled to indemnification pursuant to SECTION 2.7(a) (each, a “Company Indemnitee” and collectively, the “Company Indemnitees”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other sources. The Company hereby acknowledges and agrees (i) that it is the indemnitor of first resort (i.e., its obligations to a Company Indemnitee are primary and any obligation of such other sources to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Company Indemnitee are secondary) and (ii) that it shall be required to advance the full amount of expenses incurred by a Company Indemnitee and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement without regard to any rights a Company Indemnitee may have against such other sources. The Company further agrees that no advancement or payment by such other sources on behalf of a Company Indemnitee with respect to any claim for which such Company Indemnitee has sought indemnification, advancement of expenses or insurance from the Company shall affect the foregoing, and that such other sources shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Company Indemnitee against the Company.

SECTION 2.10.           Contribution.

(a)           If the indemnification provided for in SECTION 2.7 and SECTION 2.8 is unavailable to the Indemnified Parties or insufficient in respect of any Damages (other than by reason of the exceptions provided herein), then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Damages, as between the Company on the one hand and each such Holder on the other, in such proportion as is appropriate to reflect the relative fault of the Company and of each such Holder in connection with such statements or omissions, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of each such Holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(b)           The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this SECTION 2.10 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in SECTION 2.10(a). The amount paid or payable by an Indemnified Party as a result of the Damages referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this SECTION 2.10, no Holder shall be required to contribute any amount in excess of the amount by which the net proceeds (including net of any underwriting discounts and commissions but before expenses) realized by such Holder in the sale of Registrable Securities of such Holder to which such Damages relate exceeds the amount of any Damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Subject to the foregoing and as among the Holders, each Holder’s obligation to contribute pursuant to this SECTION 2.10 is several in the proportion that the proceeds of the offering received by such Holder bears to the total proceeds of the offering received by all such Holders participating therein and not joint. Notwithstanding the foregoing, the total amount to be contributed by any Holder pursuant to this SECTION 2.10 shall be limited to the net proceeds (after deducting underwriters’ discounts and commissions) received by such Holder in the offering to which such registration statement or Prospectus relates.

SECTION 2.11.          Cooperation by the Company. With a view to making available to the Holders the benefits of certain rules and regulations of the SEC that may at any time permit the sale of securities to the public without registration, the Board of Directors agrees to use, and to cause the Company to use, its commercially reasonable efforts to:

(a)           make and keep public information available, as those terms are defined in Rule 144, at all times the Company remains subject to the reporting requirements of the Securities Act or the Exchange Act;

(b)           file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (to the extent the Company remains subject to such reporting requirements);

(c)           furnish to any Holder, so long as such Holder owns any Registrable Securities, upon request by such Holder, (i) a written statement by the Company that it has complied with (A) the reporting requirements of Rule 144, and (B) the Securities Act and the Exchange Act (to the extent the Company remains subject to such reporting requirements) or that the Company qualifies as a registrant whose securities may be resold pursuant to Form F-3 (to the extent the Company remains so qualified), (ii) a copy of the most recent annual or quarterly report of the Company and (iii) such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the Company as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing a Holder to sell any such securities without registration; and

(d)           upon the request of any Holder, instruct the transfer agent in writing that it shall rely on the written legal opinion of such Holder’s counsel, and shall act in accordance with the written instructions of such Holder’s counsel, with respect to any transfer of Equity Securities.

SECTION 2.12.             Participating Holder. By written notice delivered to the Company, any Holder (an “Opting-Out Holder”) may elect to waive its right to participate in Underwritten Public Offerings and other offerings of Registrable Securities and to be a Piggyback Seller and participate in a Piggyback Registration (an “Opt-Out”), until such time as the written notice is rescinded in writing. During such time as an Opt-Out is in effect: (a) the Opting-Out Holder shall not receive notices of any proposed Demand Registration, Shelf Takedown or Piggyback Registration and (b) shall not be entitled to participate in any such registration or offering.

ARTICLE III
MISCELLANEOUS

SECTION 3.1.             Term. This Agreement shall terminate upon the earliest to occur of (a) the mutual written agreement of each of the parties hereto to terminate this Agreement and (b) such date on which no Holder holds any Registrable Securities; provided, however, that such termination shall not relieve any party from any liability with respect to its obligations hereunder prior to the effective time of such termination; provided, further, that the provisions of SECTION 2.7, SECTION 2.8, SECTION 2.9, SECTION 2.10 and SECTION 2.11 shall survive any such termination.

SECTION 3.2.             Recapitalization, Exchanges Etc., Affecting Securities. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Registrable Securities and to any and all Equity Securities or equity securities of any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise, including shares issued by a parent company in connection with a triangular merger or otherwise) which may be issued in respect of, in exchange for, or in substitution of Registrable Securities, appropriately adjusted for any dividends, splits, reverse splits, combinations, reclassifications and the like occurring after the date hereof.

SECTION 3.3.             Aggregation of Registrable Securities. All Registrable Securities held by a Holder, its Affiliates and its other Permitted Transferees shall be aggregated together for purposes of determining the availability of any rights under this Agreement.

SECTION 3.4.             Amendment; Waiver.

(a)           No failure or delay on the part of the Company or any Holder in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Company or any Holder at law or in equity or otherwise.

(b)           The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, in each case without the written consent of the Company and the Holders of a majority of the Registrable Securities; provided, that any amendment, modification or waiver that materially and adversely affects any Holder or group of Holders disproportionately as compared to any other Holder or group of Holders shall only be effective against such Holder(s) with the written consent of a majority of the voting power of the Registrable Securities of such Holder(s).

(c)           The parties hereto may not waive any provision of this Agreement except pursuant to a written instrument signed by the party or parties who would be entitled to amend this Agreement with respect to the subject matter of such waiver. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party hereto, constitutes a waiver by the party taking such action of compliance with any provision of this Agreement. The waiver by any party hereto of any provision of this Agreement is effective only in the instance and only for the purpose that it is given and does not operate and is not to be construed as a further or continuing waiver of such provision or as a waiver of any other provision. No failure on the part of any party hereto to exercise, and no delay in exercising, any right, power or remedy under this Agreement, and no course of dealing or course of conduct between or among the parties hereto, operates as a waiver or estoppel thereof. No single or partial exercise of any right, power or remedy under this Agreement by any party hereto precludes any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies under this Agreement are cumulative, not alternative and are not exclusive of any other remedies provided by law.

SECTION 3.5.             Successors and Assigns; Third Party Beneficiaries.

(a)           The rights of a Holder under this Agreement may only be assigned, with all related obligations as set forth below, in connection with a Transfer of Registrable Securities to a Permitted Transferee of that Holder. Without prejudice to any other or similar conditions imposed hereunder with respect to any such Transfer, no assignment permitted under the terms of this SECTION 3.5 will be effective unless the Permitted Transferee to which the assignment is being made, if not a Holder, has executed a joinder to this Agreement agreeing to be bound by, and become a party to, this Agreement. A Permitted Transferee to whom rights are Transferred pursuant to this SECTION 3.5 may not again Transfer those rights to any other Permitted Transferee, other than as provided in this SECTION 3.5. For the avoidance of doubt, the transferor in any Transfer permitted by this SECTION 3.5 shall retain its rights and obligations under this Agreement with respect to any Registrable Securities not so Transferred.

(b)           This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, legal representatives and permitted assigns. Nothing express or implied herein is intended or shall be construed to confer upon any Person, other than the parties hereto and their respective successors and permitted assigns and all Indemnified Parties, any rights, remedies or other benefits under or by reason of this Agreement.

SECTION 3.6.             Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement (other than SECTION 3.13 which shall be deemed fundamental) is held to be invalid, illegal or unenforceable in any respect under any applicable law, such invalidity, illegality or unenforceability shall not affect any other provision; provided that such provision shall be construed to give effect to the Parties’ intent regarding such provision to the maximum extent permitted by applicable law.

SECTION 3.7.             Notices. All notices, requests, demands, claims and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) when delivered after posting in the U.S. mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by nationally recognized overnight delivery service, or (d) when delivered by email (provided, however, that the sender does not receive any “bounce back” or other notification of error in transmission), in each case addressed to the intended recipient as set forth below:

If to any Trawlers Party, addressed to them at:

#####

#####

#####

#####

Attention: Legal

Email: #####

With a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064
Attention: Krishna Veeraraghavan, Benjamin Goodchild and Christodoulos Kaoutzanis

Email: #####, #####, #####

and

Slaughter and May

1 Bunhill Row

London EC1Y 8YY

United Kingdom

Attention: Hywel Davies and Andrew Jolly

Email: ##### and #####

If to the Company, addressed to it at:

Manchester United plc

Sir Matt Busby Way, Old Trafford Manchester, England, M16 0RA

Attention: Patrick Stewart

Email: #####

With a copy to (which shall not constitute notice):

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020
Attention: Marc Jaffe, Ian Schuman and Benjamin Cohen

Email: #####, #####, #####

and

Woods Oviatt Gilman LLP

1900 Bausch and Lomb PI, Rochester, NY 14604

Attention: Mitchell S. Nusbaum

Email: #####

If to a Glazer Party, to the address set out opposite their name in Schedule A hereto.

If to any other Holder not listed above, at its address and the address of its representative, if any, listed on the signature pages hereof.

Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner set forth in this SECTION 3.7.

SECTION 3.8.             Governing Law; Waiver of Jury Trial.

(a)           This Agreement and any controversy, dispute or claim arising hereunder or related hereto (whether by contract, statute, tort or otherwise) shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

(b)           EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.8.

(c)           The Parties submit to the exclusive jurisdiction of the state and federal courts sitting in the State of New York in respect of the interpretation and enforcement of the provisions of this Agreement and any related agreement, certificate or other document delivered in connection herewith and by this Agreement waive, and agree not to assert, any defense in any action for the interpretation or enforcement of this Agreement and any related agreement, certificate or other document delivered in connection herewith that they are not subject to such jurisdiction or that such action may not be brought or is not maintainable in such courts or that this Agreement may not be enforced in or by such courts, that the action is brought in an inconvenient forum, or that the venue of the action is improper.

(d)           Each Party agrees that service in person or by certified or by nationally recognized overnight courier to its address set forth in SECTION 3.7 shall constitute valid in personam service upon such Party and its successors and assigns in any proceeding commenced pursuant to this SECTION 3.8. Each Party hereby acknowledges that this is a commercial transaction, that the foregoing provisions for service of process and waiver of jury trial have been read, understood and voluntarily agreed to by each party and that by agreeing to such provisions each party is waiving important legal rights.

SECTION 3.9.             Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the parties in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by another party and to enforce specifically the terms and provisions of this Agreement and to thereafter cause the transactions contemplated by this Agreement to be consummated on the terms and subject to the conditions thereto set forth in this Agreement. The foregoing rights are in addition to and without limitation of any other remedy to which the parties may be entitled at law or in equity. The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties hereby waives (a) any defenses that specific performance is not an appropriate remedy, including the defense that a remedy at law would be adequate and (b) any requirement under any applicable law to post a bond or other security as a prerequisite to obtaining equitable relief. The parties further agree that by seeking the remedies provided for in this SECTION 3.9, no party shall in any respect waive its right to seek at any time any other form of relief that may be available to it under this Agreement or any other agreement or document entered into in connection herewith or the transactions contemplated hereby (including monetary damages) in the event that the remedies provided for in this SECTION 3.9 are not available or otherwise are not granted.

SECTION 3.10.           Entire Agreement; Exclusivity of Agreement. This Agreement and any agreements entered into in connection with this Agreement and any exhibits and other documents referred to herein (the “Relevant Agreements and Documents”) constitute the final agreement between the parties hereto and are the complete and exclusive expression of agreement of the parties hereto with respect to the subject matter hereof and thereof. All prior and extemporaneous negotiations, communications, arrangements, letters, term sheets and agreements between the parties hereto on the subject matters contained in this Agreement and the Relevant Agreements and Documents, whether written or oral, are expressly merged into and superseded by this Agreement and the Relevant Agreements and Documents. The provisions of this Agreement and the Relevant Agreements and Documents may not be explained, supplemented or qualified through evidence of trade usage or a prior course of dealing. There are no conditions precedent to the effectiveness of this Agreement.

SECTION 3.11.           Counterparts. This Agreement may be executed in counterparts (including by means of facsimile or electronic transmission), each of which shall be deemed an original but all of which together will constitute one and the same instrument.

SECTION 3.12.           Further Assurances. Each of the parties shall, at the request of another party and at such requesting party’s expense, execute and deliver any further instruments or documents and take all such further actions as are reasonably requested of it in order to consummate and make effective the transactions contemplated by this Agreement.

SECTION 3.13.           Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Company and each Holder covenant, agree and acknowledge that this Agreement may only be enforced against the parties hereto. Any claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as a party. No Person who is not a named party to this Agreement, including without limitation any past, present or future director, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney or representative of any named Party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and, each party waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliate. The provisions of this SECTION 3.13 are intended to be for the benefit of, and shall be enforceable by, each of the Non-Party Affiliates and such Person’s estate, heirs and representatives.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

MANCHESTER UNITED PLC

By:	/s/ Patrick Stewart
Name:	Patrick Stewart
Title:	Interim Chief Executive Officer and General Counsel

[REGISTRATION RIGHTS AGREEMENT]

HOLDERS:

TRAWLERS LIMITED

By:	/s/ Tristan Head
Name:	Tristan Head
Title:	Officer

[REGISTRATION RIGHTS AGREEMENT]

HOLDERS:

Joel M. Glazer Irrevocable Exempt Trust

By:	/s/ Joel M. Glazer
Name: Joel M. Glazer
Title: Trustee

RECO HOLDINGS LLC

By:	Joel M. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Joel M. Glazer
Name: Joel M. Glazer
Title: Trustee

DARCIE S. GLAZER IRREVOCABLE EXEMPT TRUST

By:	/s/ Darcie S. Glazer Kassewitz
Name: Darcie S. Glazer Kassewitz
Title: Trustee

BRYAN G. GLAZER IRREVOCABLE EXEMPT TRUST

By:	/s/ Bryan G. Glazer
Name: Bryan G. Glazer
Title: Trustee

SCG GLOBAL INVESTMENT HOLDINGS LLC

By:	Bryan G. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Bryan G. Glazer
Name: Bryan G. Glazer
Title: Trustee

[REGISTRATION RIGHTS AGREEMENT]

AVRAM GLAZER IRREVOCABLE EXEMPT TRUST

By:	/s/ Avram Glazer
Name: Avram Glazer
Title: Trustee

HAMILTON TFC LLC

By: Avram Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Avram Glazer
Name: Avram Glazer
Title: Trustee

EDWARD S. GLAZER IRREVOCABLE EXEMPT TRUST

By:	/s/ Edward S. Glazer
Name: Edward S. Glazer
Title: Trustee

KEVIN GLAZER IRREVOCABLE EXEMPT FAMILY TRUST

By:	/s/ Kevin E. Glazer
Name: Kevin E. Glazer
Title: Trustee

KEGT HOLDINGS LLC

By: Kevin Glazer Irrevocable Exempt Family Trust, its sole member

By:	/s/ Kevin E. Glazer
Name: Kevin E. Glazer
Title: Trustee

SCHEDULE A

Glazer Parties

Initial Glazer Party	Address
Joel M. Glazer Irrevocable Exempt Trust	#####
RECO Holdings LLC	#####
Darcie S. Glazer Irrevocable Exempt Trust	#####
Bryan G. Glazer Irrevocable Exempt Trust	#####
SCG Global Investment Holdings LLC	#####
Avram Glazer Irrevocable Exempt Trust	#####
Hamilton TFC LLC	#####
Edward S. Glazer Irrevocable Exempt Trust	#####
Kevin Glazer Irrevocable Exempt Family Trust	#####
KEGT Holdings LLC	#####